# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Real Messenger Corp, CIK 0001983324
CUSIP: G7410G106
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 695 Town Center Drive, Suite 1200, Costa Mesa, California (CA), 92626
Date of event which requires filing of this statement: 05/05/2026
Amends the filing with accession number 0001493152-25-028429
Filed by CIK 0002099450
Persons authorized to receive notices and communications: Kwai Hoi MA, 695 Town Centre Drive, Suite 1200, Costa Mesa, California (CA), 92626, 1-657-408-8684

## Reporting persons
- Kwai Hoi MA (CIK 0002099450): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 7,667,555; shared voting power 0; sole dispositive power 7,667,555; shared dispositive power 0; aggregate amount beneficially owned 7,667,555 (97.71% of the class)
  Comment: (1) Comprised of (i) 5,137,680 Class B Ordinary Shares owned by Bloomington DH Holdings Limited, a holding company owned and controlled by Kwai Hoi MA; (ii) 1,129,875 Class A Ordinary Shares converted from promissory notes; and (iii) 1,200,000 Class B Ordinary Shares and 200,000 Class A Ordinary Shares owned by Edinburgh DH Holdings Limited, a holding company owned and controlled by the spouse of Kwai Hoi, Ma. Therefore, Kwai Hoi MA has the voting and dispositive control over the shares held by each of these entities. The aforementioned 200,000 Class A Ordinary Shares consists of 100,000 Class A ordinary shares transferred from Nova Pulsar Holdings Limited and 100,000 Class A ordinary shares issued upon the conversion of a 2023 Convertible Note purchased in the 2023 Private Placement. (2) Pursuant to the Class Meeting and Annual General Meeting of the Issuer on May 5, 2026 during which the shareholders have approved the increase of voting rights attached to each Class B Ordinary Share, each holder of Class A Ordinary Shares is entitled to one (1) vote per share and each holder of Class B Ordinary Shares is entitled to twenty-five (25) votes per share on all matters submitted to them for vote. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. (3) Percentage of class is calculated based on 11,408,961 Ordinary Shares, consisting of 5,071,281 Class A Ordinary Shares and 6,337,680 Class B Ordinary Shares outstanding (including 450,000 Class B Ordinary Shares that were holdback shares which were released from escrow on May 19, 2026, being eighteen months from the closing of the Business Combination ) as of June 1, 2026, which information was provided by the Issuer to the Reporting Persons on June 1, 2026.
- Bloomington DH Holdings Limited (CIK 0002099449): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 6,267,555; shared voting power 0; sole dispositive power 6,267,555; shared dispositive power 0; aggregate amount beneficially owned 6,267,555 (79.24% of the class)
  Comment: (1) Comprised of (i) 5,137,680 Class B Ordinary Shares; and (ii) 1,129,875 Class A Ordinary Shares converted from promissory notes. Bloomington DH Holdings Limited is 100% owned and controlled by Kwai Hoi MA. Therefore, Kwai Hoi MA has the sole voting and dispositive power over these shares. (2) Pursuant to the Class Meeting and Annual General Meeting of the Issuer on May 5, 2026 during which the shareholders have approved the increase of voting rights attached to each Class B Ordinary Share, each holder of Class A Ordinary Shares is entitled to one (1) vote per share and each holder of Class B Ordinary Shares is entitled to twenty-five (25) votes per share on all matters submitted to them for vote. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. (3) Percentage of class is calculated based on 11,408,961 Ordinary Shares, consisting of 5,071,281 Class A Ordinary Shares and 6,337,680 Class B Ordinary Shares outstanding (including 450,000 Class B Ordinary Shares that were holdback shares which were release from escrow on May 19, 2026, being eighteen months from the closing of the Business Combination) as of June 1, 2026, which information was provided by the Issuer to the Reporting Persons on June 1, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Real Messenger Corp
Address of issuer's principal executive offices: 695 Town Center Drive, Suite 1200, Costa Mesa, California (CA), 92626
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Kwai Hoi MA and Bloomington DH Holdings Limited on December 19, 2025, as amended by Amendment No. 1 on April 1, 2026. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows: On March 25, 2026, Bloomington DH Holdings Limited entered into a Subscription Agreement with the Issuer, where the Issuer agreed to issue to Bloomington DH Holdings Limited 1,837,680 Class B Ordinary Shares of the Issuer at a price of US$0.5912 per Share, for a total purchase price of US$1,086,438.46.

On May 5, 2025, the Issuer held its Class Meeting of the holders of its Class A Ordinary Shares ("Class Meeting") and 2026 Annual Meeting of Shareholders ("2026 AGM"), during which the shareholders approved an increase in the voting rights attached to each Class B Ordinary Share of the Issuer from ten (10) votes to twenty-five (25) votes (the "Class Rights Variation"). As a result of the shareholders' approval of the Class Rights Variation, the Issuer's memorandum and articles of association is being amended accordingly to reflect the Class Rights Variation.

On May 19, 2026, a total of 450,000 Class B Ordinary Shares that had been held in escrow as holdback shares (the "Holdback Shares") were released upon expiration of the eighteen-month period following the date of the Business Combination. The Holdback Shares consisted of 330,000 Class B Ordinary Shares held in escrow for Bloomington DH Holdings Limited's holdback shares, and 120,000 Class B Ordinary Shares held in escrow for Edinburgh DH Holdings Limited's holdback shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is supplemented and superseded, as the case may be, as follows: The responses of each of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Amendment No. 2 that relate to the aggregate number and percentage of Ordinary Shares are incorporated herein by reference. The percentage is calculated based on after giving effect to the transactions contemplated hereby.

As of the date of this filing, Kwai Hoi MA beneficially owns 6,337,680 Class B Ordinary Shares, representing 100% of the Issuer's outstanding Class B Ordinary Shares. Bloomington DH Holdings Limited beneficially owns 5,137,680 Class B Ordinary Shares, representing 81.07% of the Issuer's outstanding Class B Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is supplemented and superseded, as the case may be, as follows: The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Amendment No. 2 that relate to the number of Ordinary Shares as to which each of the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of are incorporated herein by reference.

As a result of the Class Rights Variation and release of the Holdback Shares, Kwai Hoi MA's voting power has increased from 94.15% to 97.71% in the Issuer, and Bloomington DH Holdings Limited's voting power has increased from 76.95% to 79.24% in the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Proxy Statement and Notices of a Class Meeting and the 2026 AGM held on May 5, 2026 (filed as Exhibit 99.1 to the Issuer's Current Report on Form 6-K filed on April 21, 2026, as supplemented by Exhibit 99.1 to the Issuer's Current Report amended on Form 6-K/A filed on April 22, 2026, and incorporated by reference herein).

Voting Results of the Class Meeting and 2026 AGM (filed as the Issuer's Current Report on Form 6-K on May 6, 2026 and incorporated by reference herein).

## Signatures
- Kwai Hoi MA: /s/ Kwai Hoi Ma, Kwai Hoi MA (06/01/2026)
- Bloomington DH Holdings Limited: /s/ Kwai Hoi Ma, Kwai Hoi MA, Director (06/01/2026)